EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, Jan. 13, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it received notification on January 12, 2023 from Allan Gray Proprietary Limited (“Allan Gray”), a “significant shareholder” of the Company as defined by the AIM Rules for Companies.

Upon the recent completion of the transaction to acquire Bilboes Gold Limited (see announcement by the Company on January 6, 2023), the Company issued 4,425,797 new shares representing 25.64 per cent of Caledonia’s fully diluted share capital. The Company now has three new significant shareholders, as set out in the announcement, and, as a consequence, Allan Gray’s percentage interest in the fully diluted share capital has decreased and the Company has been notified by Allan Gray accordingly.

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
JE00BF0XVB15
Issuer Name
CALEDONIA MINING CORPORATION PLC
UK or Non-UK Issuer
UK

2. Reason for Notification
An event changing the breakdown of voting rights

3. Details of person subject to the notification obligation
Name
Allan Gray Proprietary Limited
City of registered office (if applicable)
Cape Town
Country of registered office (if applicable)
South Africa

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
10-Jan-2023

6. Date on which Issuer notified
12-Jan-2023

7. Total positions of person(s) subject to the notification obligation

.	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	11.993200	0.000000	11.993200	2069891
Position of previous notification (if applicable)	16.129000	0.000000	16.129000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
JE00BF0XVB15	2069891		11.993200
Sub Total 8.A	2069891		11.993200%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Due to a change in voting rights, rather than a share disposal.

12. Date of Completion
12 January 2023

13. Place Of Completion
Cape Town, South Africa.